ALLIED GOLD LIMITED

3 October 2008

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

CEO RESIGNATION

Allied Gold Limited (Allied) advises that Mr Richard Johnson has resigned as a Director and Chief Executive Officer of the Company effective immediately.

Executive Chairman Mr Mark Caruso will fulfil the Chief Executive role. Mr Caruso has remained active in the daily management of Allied Gold, therefore integrating the roles will be a seamless and timely process.

Under Mr Caruso's direct management, Allied Gold has experienced significant production increases over the past weeks and this positive trend is expected to continue over the coming period.

A summary of the production and exploration performance is expected to be provided in the coming days with the September quarterly update scheduled for release towards the middle of October.

Yours faithfully

Peter Torre
Company Secretary

Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4575 Email: info@alliedgold.com.au
www.alliedgold.com.au